Board Resolution – Director Dismissal

BLOOMZ INC.
(the "Company")
MINUTES OF A MEETING OF THE BOARD OF DIRECTORS
Held on   May 9, 2025

WHEREAS, the Board of Directors has received and reviewed reports concerning serious violations of the Company's legal, compliance, and corporate governance regulations committed by Mr. Toshiyuki Sugiyama and Mr. Akira Sugimoto, both of whom are Directors of BloomZ Inc.;

WHEREAS, such violations are deemed to have materially harmed the interests of the Company and its shareholders;

NOW, THEREFORE, BE IT RESOLVED THAT:

1. Mr. Toshiyuki Sugiyama and Mr. Akira Sugimoto are hereby dismissed from their positions as Directors of BloomZ Inc., effective immediately.

2. This decision is made in accordance with the Company's Articles of Incorporation and the applicable laws of the Cayman Islands.

3. The Company shall issue formal notices of dismissal to Mr. Sugiyama and Mr. Sugimoto, instructing them to return all Company property and fulfill any outstanding obligations within seven (7) business days.

4. The Legal Department is authorized to take any further necessary actions, including the pursuit of civil or criminal proceedings as appropriate.

5. The Co-CEO and Co-Chairman, Mr. Ryoshin Nakade, is authorized to execute and deliver any documents necessary to effectuate this resolution.

FURTHER RESOLVED, that this resolution be disclosed to the relevant authorities and filed with the U.S. Securities and Exchange Commission via Form 6-K as required.

FURTHER RESOLVED, that this resolution be disclosed to the relevant authorities and filed with the U.S. Securities and Exchange Commission via Form 6-K as required.

Certified by:

Corporate Secretary
BloomZ Inc.

Approved by:

Nakade Ryoshin
Co-Chairman & Co-CEO